UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.                   )*

                                         Jennifer Convertibles, Inc.

(Name of Issuer)

                                         Common Stock

(Title of Class of Securities)

                                         476153101

(CUSIP Number)

                                         June 23, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)

   Rule 13d-1(c)

   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP NO. 476153101                                                                                                                                        Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Navon VII LLC 20-4857669
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 400,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 400,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 8 pages

CUSIP NO. 476153101                                                                                                                                        Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DELAWARE CHARTER G&T CO TR NISSIM ABOODI 51-0099493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 129,500
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 129,500
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 8 pages

CUSIP NO. 476153101                                                                                                                                        Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nissim Aboodi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 529,500
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 529,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 8 pages

Item 1(a).         Name of Issuer:

                        Jennifer Convertibles, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:

                                419 Crossways Park Drive
                        Woodbury, NY 11797

Item 2(a).         Name of Person Filing:

                        Navon VII LLC (“Navon”)

                        DELAWARE CHARTER G&T CO TR NISSIM ABOODI (“IRA”)

                        Nissim Aboodi (“Aboodi”)

Item 2(b).         Address of Principal Business Office or, if None, Residence:

                        Navon VII LLC

                        1700 Broadway – 17th Floor
                        New York, NY 10019

                                DELAWARE CHARTER G&T CO TR NISSIM ABOODI
                        150 East 52nd Street
                        New York, NY 10019

                        Nissim Aboodi

                        Navon VII LLC

                        1700 Broadway – 17th Floor
                        New York, NY 10019

Item 2(c).         Citizenship:

                        Entities:             Navon              --         Delaware

                                                IRA                  --         Delaware

                        Individuals:       Aboodi --         United States

Item 2(d).         Title of Class of Securities:

                        Common Stock

Item 2(e).         CUSIP Number:

                        476153101

Page 5 of 8 pages

Item 3.             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

NOT APPLICABLE

            (a)        [ ]         Broker or dealer registered under Section 15 of the Exchange Act.

            (b)        [ ]         Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)        [ ]         Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d)        [ ]         Investment company registered under Section 8 of the Investment Company Act.

            (e)        [ ]         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f)         [ ]         An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)        [ ]         A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

            (h)        [ ]         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i)         [ ]         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)         [ ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.             Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 6 of 8 pages

		Navon	IRA	Aboodi
(a)

Amount Beneficially Owned

400,000
			129,500	529,500
(b)
Percent of Class (%)

		6.1	2.0	8.1
(c)	(i) Sole Voting Power

400,000
			129,500	0
	(ii) Shared Voting Power	0	0	529,500
	(iii) Sole Dispositive Power

400,000
			129,500	0
	(iv) Shared Dispositive Power	0	0	529,500

Item 5.             Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

NOT APPLICABLE

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.             Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.             Notice of Dissolution of Group

NOT APPLICABLE

Page7 of 8 pages

Item 10.           Certification

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2006

NAVON VII LLC By: /s/ Nissim Aboodi Managing Member	DELAWARE CHARTER G&T CO TR NISSIM ABOODI By: /s/ Nissim Aboodi Managing Member
/s/ Nissim Aboodi Nissim Aboodi

EXHIBITS

A:  Joint Filing Statement

EXHIBIT A

AGREEMENT OF JOINT FILING

            We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:  June 30, 2006

NAVON VII LLC By: /s/ Nissim Aboodi Managing Member	DELAWARE CHARTER G&T CO TR NISSIM ABOODI By: /s/ Nissim Aboodi Managing Member
/s/ Nissim Aboodi Nissim Aboodi

Page 8 of 8 pages